UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM N-8A

NOTIFICATION OF REGISTRATION

FILED PURSUANT TO SECTION 8(a) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:

PGIM Partners Group Private Markets Multi-Asset Fund

Address of Principal Business Office (No. & Street, City, State, Zip Code):

655 Broad Street, 6th Floor Newark, New Jersey 07102

Telephone Number (including area code):

973-802-5032

Name and address of agent for service of process:

Claudia DiGiacomo, Esq. PGIM Investments LLC 655 Broad Street, 6th Floor Newark, New Jersey 07102

With copies of Notices and Communications to:

Benjamin C. Wells, Esq.	Jacqueline Edwards, Esq.	Ryan P. Brizek, Esq.
Simpson Thacher & Bartlett LLP	Simpson Thacher & Bartlett LLP	Simpson Thacher & Bartlett LLP
425 Lexington Avenue	425 Lexington Avenue	900 G Street, N.W.
New York, New York 10017	New York, New York 10017	Washington, D.C. 20001

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A: Yes ☒ No ☐

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this Notification of Registration to be duly signed on its behalf in the city of Newark and State of New Jersey on the 7th day of July 2026.

PGIM Partners Group Private Markets Multi-Asset Fund

By:	/s/ Stuart S. Parker
Name:	Stuart S. Parker
Title:	President and Principal Executive Officer
Attest:
By:	/s/ Claudia DiGiacomo
Name:	Claudia DiGiacomo
Title:	Chief Legal Officer and Secretary